
June 9, 2022

Christopher Hill
Chief Financial Officer
Core Laboratories N.V.
Van Heuven Goedhartlaan 7 B
1181 LE Amstelveen
The Netherlands

      Re: Core Laboratories N.V.
           Form 10-K for the Fiscal Year ended December 31, 2021
           Filed February 10, 2022
           File No. 001-14273

Dear Mr. Hill:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation